3-1-02

918418

02026520

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of **March 2002**

DOMAN INDUSTRIES LIMITED

(Exact Name of Registrant as specified in its charter)

3rd Floor, 435 Trunk Road, Duncan, British Columbia, Canada, V9L 2P9
(250) 748-3711
(Address and telephone number of Registrant's principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

[X] Form 20-F [___] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________________).

DOMAN INDUSTRIES LIMITED
435 Trunk Road
Duncan, British Columbia
Canada V9L 2P9

Telephone: (250) 748-3711
Facsimile: (250) 748-6045

NEWS RELEASE

DOMAN REPORTS FOURTH QUARTER RESULTS

For Immediate Release

March 12, 2002 – Duncan, British Columbia. Rick Doman, President of Doman Industries Limited (the "Company"), announced today the Company's fourth quarter and 2001 results. These results include a write-down of capital assets, as well as a charge related to the early adoption of a new accounting standard for foreign currency translation of long-term debt, which are described in more detail below.

Sales

Sales for the year ended December 31, 2001 were $770.0 million compared to $955.4 million in 2000. Sales in the fourth quarter of 2001 decreased to $161.2 million from $228.4 million in the same quarter of 2000.

Sales in the solid wood segment were $532.0 million for the year ended December 31, 2001 compared to $573.9 million in 2000. Solid wood sales in the fourth quarter of 2001 decreased to $118.4 million from $147.3 million in the same period of 2000, mainly as a result of lower sales realizations and volumes for lumber.

Pulp sales for the year ended December 31, 2001 were $238.0 million, compared to $381.5 million in 2000. Pulp sales in the fourth quarter of 2001 decreased to $42.8 million from $81.1 million in the same period of 2000, as a result of lower sales volumes and prices.

EBITDA

EBITDA for the year ended December 31, 2001 decreased to $11.9 million from $166.8 million for the year ended December 31, 2000.

In the fourth quarter of 2001, EBITDA was $(13.0) million compared to $0.6 million in the immediately preceding quarter and $38.7 million in the fourth quarter of 2000. EBITDA for the solid wood segment in the fourth quarter of 2001 was $(8.7) million compared to $18.1 million in the third quarter of 2001 and $26.9 million in the fourth quarter of 2000. Results for the fourth quarter of 2001 were adversely impacted by a $7.5 million pre-tax provision for countervailing and antidumping duties imposed by the U.S. Department of Commerce on shipments of softwood lumber to the United States in the fourth quarter. In the absence of a negotiated settlement, the final amount of duty that will apply, if any, will depend on determinations yet to be made by the United States government and by any reviewing courts, NAFTA or

WTO panels. As a result of the softwood lumber dispute and in order to manage its inventory levels, the Company took extensive downtime at both its sawmill and logging operations in the fourth quarter of 2001. The average lumber price, net of the provision for duties, was $510 per mfbm in the fourth quarter of 2001 compared to $548 per mfbm in the previous quarter and $604 per mfbm in the fourth quarter of 2000.

EBITDA for the pulp segment in the fourth quarter of 2001 was $(2.4) million compared to $(16.3) million in the immediately preceding quarter and $13.6 million in the fourth quarter of 2000. After taking shutdown for the full third quarter, our Squamish NBSK pulp mill operated and produced 48,389 ADMT in the fourth quarter before taking market shutdown in early December as a result of continuing weak pulp markets. Our Port Alice dissolving sulphite pulp mill produced 22,097 ADMT in the fourth quarter compared to 17,588 ADMT in the third quarter but took downtime for the last six weeks of the year.

Cash flow from operations for the year ended December 31, 2001, before changes in non-cash working capital was $(104.3) million compared to $64.1 million for the year ended December 31, 2001. After changes in non-cash working capital, cash provided by operations was $30.5 million in 2001 compared to $27.0 million in 2000.

Cash flow from operations in the fourth quarter of 2001, before changes in non-cash working capital was $(52.0) million compared to $12.4 million in the fourth quarter of 2000. After changes in non-cash working capital, cash provided by operations was $24.1 million in the fourth quarter of 2001, the same as the fourth quarter of 2000.

Write-down of Capital Assets and Adoption of New Accounting Standard

During the past year, the Company has reviewed the carrying value of its capital assets, including its pulp mills assets, and determined that, based on economic conditions and operating plans, carrying values should be written down. As a result, as at December 3, 2001, the Company recorded a $291.7 million charge to write-down capital assets to their estimated net recoverable amounts.

The Company adopted the Canadian Institute of Chartered Accountants new standard for foreign currency translation of long-term debt in the fourth quarter and restated prior quarter and prior year results to give effect to the new standard. The new standard requires that unrealized foreign exchange gains and losses on long-term debt be included in earnings in the period incurred whereas the previous standard required that unrealized foreign exchange gains or losses on long-term debt be amortized to earnings over the remaining life of the long-term debt. Prior year and quarter numbers included in this Press Release have been restated to reflect this new accounting standard. Full footnotes to the Company's financial statements will be included in the Company's Annual Statutory Report.

The pre-tax impact of the write-down of capital assets and the adoption of the new standard for foreign currency translation of long-term debt are shown below ($000):

	Three Months Ended December 31,		Year Ended December 31,	
	2001	2000	2001	2000
Loss before tax before following items:	(65,576)	(12,411)	(180,884)	(36,232)
- write down of capital assets	(291,737)	-	(291,737)	-
- new accounting standard for FX	(477)	9,481	(33,449)	(21,576)
Loss before tax	(357,790)	(2,930)	(506,070)	(57,808)

Earnings

The net loss before capital asset write-downs for the year ended December 31, 2001 was $(143.6) million or $(3.38) per share and after write-downs was $(412.9) million or $(9.82) per share, compared to a net loss of $(39.8) million or $(1.04) per share for the year 2000.

The net loss before capital asset write-downs for the fourth quarter of 2001 was $(53.4) million or $(1.26) per share and after write-downs was $(322.6) million or $(7.62) per share, compared to a net loss of $(2.6) million or $(0.09) per share for the fourth quarter of 2000.

Market and Operations Review

Lumber prices in the U.S. as measured by SPF 2 x 4 lumber, averaged approximately US$221 per mfbm in the fourth quarter of 2001 compared to US$199 per mfbm in the same period of 2000 and US$287 per mfbm in the third quarter of 2001. The current price of approximately $290 per mfbm reflects a strong U.S. housing market with January starts at a seasonably adjusted annual rate of 1,678,000. Lumber prices in Japan improved in the fourth quarter but continuing economic problems and currency weakness remain a concern.

The uncertainty created by the on-going softwood lumber dispute has resulted in major disruptions to the Company's lumber and logging operations. Recognizing that a permanent resolution may take some time, the Company supports current Canadian governmental discussions to implement an interim border tax to be levied on Canadian lumber shipped to the U.S. that sells below a threshold level. The interim measures respond to U.S. claims that low-priced commodity grade lumber from Canada competes unfairly with U.S. production and excludes high-value products that are not produced in significant quantities in the U.S. The proposals assume a resolution of softwood issues at the earliest possible date and removal of the interim border tax at that time.

If a negotiated settlement is not achieved, the U.S. Department of Commerce is scheduled to deliver its final determination in both the countervail and antidumping cases in late March. In the event of a ffirmative rulings by the U.S. trade authorities, Canadian shippers would be required to make duty payments in cash after the end of May. The Company is unable to predict if and when the outstanding softwood trade issue will be settled or interim measures adopted or the terms thereof.

NBSK pulp markets remained weak in the fourth quarter and although list prices to Europe increased marginally by US$20 per ADMT to US$470 per ADMT in December, prices have since fallen back to US$440 to US$450 per ADMT. Norscan inventories increased from 1.5 million tonnes at the end of September to 1.7 million tonnes at year end. Prices are predicted to remain depressed in the first half of 2002.

Closing

The Company continues to face adverse market conditions in its pulp segment. In its solid wood segment, market conditions are very unsettled as a result of the current softwood trade issue with the United States.

Doman Industries Limited is a British Columbia based coastal integrated forest products company engaged in timber harvesting, sawmilling, value-added lumber re-manufacturing and the production of dissolving sulphite and kraft pulp. The Company has an annual allowable cut of approximately 4.2 million cubic metres. The Company's manufacturing plants consist of nine sawmills with a combined annual production capacity of 1.2 billion board feet, two pulp mills with an annual production capacity of 260,000 tonnes of NBSK pulp and 160,000 tonnes of dissolving sulphite pulp, a log merchandising plant, and a value added lumber re-manufacturing plant with an annual drying and production capacity of approximately 80 million board feet.

This press release contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company's annual statutory report.

ON BEHALF OF DOMAN INDUSTRIES LIMITED

____

Rick Doman
President

- 30 -

For further information contact: Rick Doman (250) 748-3711 or P.G. Hosier (604) 665-6231

DOMAN INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of dollars, except per share amounts)

	Three Months Ended December 31,		Year Ended December 31,	
	2001	2000	2001	2000
	(unaudited)		(audited)	
		Restated		Restated
Sales	$ 161,176	$ 228,400	$ 769,977	$ 955,404
Costs and Expenses				
Cost of goods sold before amortization	168,093	184,554	738,281	772,515
Selling and administration	6,149	5,132	19,831	16,066
	174,242	189,686	758,112	788,581
EBITDA	(13,066)	38,714	11,865	166,823
Amortization of capital assets	12,155	23,674	67,235	85,584
Write-down of capital assets and related costs	291,737	–	291,737	–
EBIT	(316,958)	15,040	(347,107)	81,239
Interest Expense				
Cash interest	27,316	24,734	100,954	96,718
Non-cash amortization of debt issue costs and foreign exchange loss (gain)	10,986	(1,084)	72,408	46,116
	38,302	23,650	173,362	142,834
Operating loss	(355,260)	(8,610)	(520,469)	(61,595)
Other income (expense)	(2,530)	5,680	14,399	3,787
Loss before income taxes	(357,790)	(2,930)	(506,070)	(57,808)
Income tax recovery	35,143	289	93,216	18,058
Net loss	(322,647)	(2,641)	(412,854)	(39,750)
Provision for dividends on preferred shares	1,115	1,129	4,514	4,354
Net loss attributable to common and non-voting shares	$ (323,762)	$ (3,770)	$ (417,368)	$ (44,104)
Basic net loss per share	(7.62)	(0.09)	(9.82)	(1.04)
Diluted net loss per share	(7.62)	(0.09)	(9.82)	(1.04)
Average number of common and non-voting shares outstanding (000s	42,481	42,481	42,481	42,481

DOMAN INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)

	Three Months Ended December 31,		Year Ended December 31,	
	2001	2000	2001	2000
	(unaudited)		(audited)	
		Restated		Restated
Operating Activities				
Net loss	$ (322,647)	$ (2,641)	$ (412,854)	$ (39,750)
Add (deduct) items not involving cash:				
Write-down of assets and closure costs	276,158	–	276,158	–
Amortization of capital assets	12,155	23,674	67,235	85,584
Amortization of deferred charges	1,363	1,470	5,846	5,928
Foreign currency translation loss	9,623	(2,553)	66,561	40,189
Future income taxes	(35,781)	(967)	(95,775)	(20,917)
Gain on fixed asset disposals	(4,115)	(940)	(5,180)	(1,213)
Gain on bond buy-back	–	(6,517)	(18,294)	(6,517)
Loss on disposal of investments	5,760	–	5,760	–
Other	5,444	877	6,193	781
Working capital provided by (used in) operations	(52,040)	12,403	(104,350)	64,085
Net change in non-cash working capital items	76,109	11,746	134,868	(37,067)
Funds provided by operating activities	24,069	24,149	30,518	27,018
Financing Activities				
Increase (decrease) in operating loan	(3,663)	–	1,309	–
Senior notes buy-back	–	(7,917)	(23,431)	(7,917)
Financing cost	(153)	–	(1,960)	(24)
Funds (used in) provided by financing activities	(3,816)	(7,917)	(24,082)	(7,941)
Investing Activities				
Additions to capital assets	(3,211)	(7,270)	(43,621)	(42,251)
Disposals of capital assets	8,631	496	11,048	2,358
Other	316	435	(582)	435
Funds used in investing activities	5,736	(6,339)	(33,155)	(39,458)
Increase (decrease) in cash	25,989	9,893	(26,719)	(20,381)
Cash, beginning of period	20,287	63,102	72,995	93,376
Cash, end of period	$ 46,276	$ 72,995	$ 46,276	$ 72,995

DOMAN INDUSTRIES LIMITED
CONSOLIDATED BALANCE SHEETS
Audited
(in thousands of dollars)

	December 31, 2001	December 31, 2000 Restated
ASSETS		
Current Assets		
Cash	$ 46,276	$ 72,995
Accounts receivable	68,432	118,465
Inventories	227,264	332,259
Prepaid expenses	9,101	7,747
	351,073	531,466
Investments	8,489	13,604
Capital assets, net	576,881	882,520
Other assets	38,089	45,944
	$ 974,532	$ 1,473,534
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Operating loan	$ 1,309	$ –
Accounts payable and accrued liabilities	117,603	136,409
	118,912	136,409
Long-term debt	1,071,954	1,050,400
Other liabilities	24,530	18,960
Future income taxes	–	95,775
Shareholders' Equity (Deficiency)		
Share capital		
Preferred shares	64,076	64,076
Common and non-voting shares	242,942	242,942
	307,018	307,018
Deficit	(547,882)	(135,028)
	(240,864)	171,990
	$ 974,532	$ 1,473,534

DOMAN INDUSTRIES LIMITED
SUPPLEMENTAL INFORMATION
Unaudited

	Three Months Ended December 31,		Year Ended December 31,	
	2001	**2000**	**2001**	**2000**
Sales ($ Millions)				
Lumber	$ 69.5	$ 99.6	$ 354.7	$ 417.9
Log Sales	44.9	39.7	156.5	126.4
By-Products	4.0	8.0	20.8	29.6
Solid Wood Segment	118.4	147.3	532.0	573.9
Pulp Segment	42.8	81.1	238.0	381.5
Total	$ 161.2	$ 228.4	$ 770.0	$ 955.4
Sales Volumes				
Lumber (MMFBM)	137	165	674	680
Logs (km^3)	312	256	1,064	833
Pulp - NBSK (ADMT)	37,354	51,674	179,093	256,103
Pulp - Sulphite (ADMT)	21,940	35,617	121,874	158,470
Production Volumes				
Lumber (MMFBM)	107	203	554	772
Logs (km^3)	277	1,065	3,081	3,431
Pulp - NBSK (ADMT)	48,389	63,428	164,051	265,545
Pulp - Sulphite (ADMT)	22,097	37,732	117,169	158,805
Average Prices				
Lumber (per MFBM)	$ 510	$ 604	$ 526	$ 614
Logs (per m^3)	144	154	147	152
Pulp (per ADMT)	715	935	783	915
EBITDA ($ Millions)				
Solid Wood Segment	$ (8.7)	$ 26.9	$ 36.7	$ 99.9
Pulp Segment	(2.4)	13.6	(19.2)	71.2
General Corporate	(1.9)	(1.8)	(5.6)	(4.3)
Total	$ (13.0)	$ 38.7	$ 11.9	$ 166.8
Amortization ($ Millions)				
Solid Wood Segment	$ 6.0	$ 15.8	$ 42.2	$ 50.2
Pulp Segment	6.2	7.9	25.0	35.4
Total	$ 12.2	$ 23.7	$ 67.2	$ 85.6
Segmented Operating Earnings (Loss) ($ Millions)				
Solid Wood Segment	$ (14.7)	$ 11.1	$ (5.5)	$ 49.7
Pulp Segment	(8.6)	5.7	(44.2)	35.8
Total	$ (23.3)	$ 16.8	$ (49.7)	$ 85.5

Note to Consolidated Financial Statements

Going Concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. The Company recorded net losses of $412,854,000 and $39,750,000 in 2001 and 2000, respectively, and has a cumulative deficit and shareholders' deficiency of $547,882,000 and $240,864,000, respectively, as at December 31, 2001. During the fourth quarter of 2001, the Company recorded a $291,737,000 restructuring charge to write-down its capital assets to their estimated net recoverable amounts.

The ability of the Company to continue as a going concern and realize the carrying value of its assets is dependent on the Company's ability to reduce its long-term debt and related interest costs through asset sales and long-term debt restructuring programs, on improvements in pulp and lumber prices and demand and on settlement of the softwood lumber dispute with the U.S. on reasonable terms. The outcome of these matters cannot be predicted with any certainty at this time.

These financial statements do not reflect any adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of operations.

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant **DOMAN INDUSTRIES LIMITED**

By P. G. Hosier

PHILIP G. HOSIER, SECRETARY

Date March 13, 2002